

July 10, 2007

Via Facsimile (225) 647-9112 and U.S. Mail

Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzalez, LA 70737

> **Re:** **Crown Crafts, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 6, 2007**
> **File No. 001-07604**

Dear Ms. Vidrine Samson:

We have reviewed the above-referenced filing and have the following comments.

Revised Preliminary Schedule 14A

1.   Please revise the document throughout to indicate the color of your proxy card.

Corporate Governance – Certain Relationships and Related Transactions, page 5

2.   We note your response to comment 4 and we reissue it in part. With respect to each participant and associates of participants, please provide the disclosure required by Item 404(a) of Regulation S-K, as required by Item 5(b)(1)(xi) of Schedule 14A. We note your revised disclosure with respect to the services provided by Mr. Fox's firm to the company and your qualification of the amounts involved by comparison to the law firm's revenues. Note, however, that the disclosure is required for transactions that exceed $120,000 and in which a related person had or will have a direct or indirect material interest.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions